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                                                                EXHIBIT 2.5(f)

                          JOINT COMMITMENT AGREEMENT

      This Agreement, dated as of February 1, 2002, is by and among AMC Entertainment Inc., a Delaware corporation ("AMCE"), Chestnut Hill Investments LLC, a newly-formed Delaware limited liability company ("New Investments LLC"), Richard A. Smith, a resident of Massachusetts ("SMITH"), on behalf of himself and the Smith Investors, John Berylson, a resident of Massachusetts ("BERYLSON"), on behalf of himself and the Berylson Investors (New Investments LLC, Smith and Berylson, collectively, the "SMITH PARTIES"), and, solely with respect to Sections 5.1(a), 5.2(b) and 6(c), Demos Kouvaris, a resident of Massachusetts ("KOUVARIS").

                                  RECITALS:

      A. Reference is made to the First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its Jointly Administered Subsidiaries under Chapter 11 of the United States Bankruptcy Code (in the form filed on January 30, 2002, referred to herein as the "PLAN") and to the Disclosure Statement, dated January 30, 2002 for the Plan (in the form filed on January 30, 2002, the "DISCLOSURE STATEMENT").

      B. The parties to this Agreement intend to consummate the transactions described in Section 5.10 of the Plan and Section II(D)(10) of the Disclosure Statement (the "CONTEMPLATED TRANSACTIONS"), subject to: (1) a Final Order of the Bankruptcy Court confirming the Plan, (2) the occurrence of the Effective Date of the Plan, and (3) the absence of any order prohibiting the consummation of the Contemplated Transactions (collectively, the "PLAN RELATED CONDITIONS").

      C. Section 5.10.6 of the Plan contemplates that prior to February 4, 2002, members of the Smith Family (as defined therein) and New Investments LLC shall have executed an agreement obligating (i) the Smith Family to provide the Equity Financing and (ii) New Investments LLC to consummate the transactions described therein with respect to the Class 10 treatment, subject only to the conditions described therein.

      D. The parties desire to set forth in a binding agreement their covenants and agreements in the event that the Plan Related Conditions occur and Section 5.10 of the Plan has not been modified in a manner that would render it in conflict with the terms set forth in the Term Sheet attached as EXHIBIT A hereto (the "TERM SHEET").

      E. The parties also desire to set forth in a binding agreement their covenants and agreements with each other in the event that the Plan, as confirmed by the Bankruptcy Court, is modified pursuant to Section 5.10.7 of the Plan such that the distributions currently contemplated to be made to Holders of Allowed Interests pursuant to Section 5.10.2 of the Plan differ materially from the terms set forth in the Term Sheet.

      NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

                                  AGREEMENT

1. DEFINITIONS. Capitalized terms used and not otherwise defined herein shall have the meanings therefor given in the Plan or the Disclosure Statement.

2. INVESTMENT COMMITMENT. Smith covenants and agrees that the Smith Investors will make an equity investment in New Investments LLC of not less than $11,250,000, less any amounts invested by the holders of the Allowed Class 5 Claims pursuant to Section 5.5.4 of the Plan, and Berylson covenants and agrees that the Berylson Investors will make an equity investment in New Investments LLC of $5,000,000, in each case on the terms set forth in the Term Sheet (including without limitation the fact that distributions with respect to such investments is subject to the distribution priority of the Preferred LLC Interest) and of which at least $6,500,000 (net of any organizational and other expenses of New Investments LLC and expenses of New Investments LLC necessary to fulfill its obligations under this Agreement and the Term Sheet) shall have been funded on or before the Effective Date (collectively, the "MINIMUM EFFECTIVE DATE FUNDING"). The balance of the Smith Investors' and Berylson Investors' equity investment commitments will be funded within twenty (20) days of demand therefor by New Investments LLC in one or more installments if, as and when needed by New Investments
      LLC. The foregoing commitments are subject in all respects to the provisions of Section 4(d) of this Agreement and New Investments LLC's right to allow other investors, subject to applicable securities laws, to participate in any portion of such $16,250,000 investment to the extent, if any, that Holders of Allowed Class 5 Claims do not participate and the Smith Investors and the Berylson Investors agree not to purchase any LLC Interests not acquired by the Holders of Allowed Class 5 Claims. The foregoing $16,250,000 investment is referred to herein as the "EQUITY INVESTMENT". Smith and Berylson each agree that the foregoing covenants constitute legally binding and enforceable agreements on their part to make the investments contemplated thereby, and that AMCE is a third party beneficiary thereof, and that, in the event that Smith or Berylson or either of them breaches the investment commitment set forth herein, AMCE shall have the right to sue to enforce the terms of such commitment.

3. PLAN GCCI IMPLEMENTATION. In the event that the Plan Related Conditions are satisfied and neither of the events described in clauses (a) and
      (b) below (such events, the "MODIFICATION OF TREATMENT OF HOLDERS OF ALLOWED INTERESTS") has occurred:

      (a) (x) any impaired Class of Claims does not accept the Plan, (y) the Bankruptcy Court determines that the proposed treatment of Class 10 as set

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            forth in the Plan violates the provisions of Section 1129(b)(2) of the Bankruptcy Code with respect to the treatment of such nonaccepting Class, and (z) AMCE exercises its election pursuant to
            Section 5.10.7 of the Plan to modify the treatment of Class 10 in any manner elected by AMCE to the extent necessary to cause the Plan not to violate the provisions of Section 1129(b)(2) of the Bankruptcy Code; or

      (b) any party in interest objects to the treatment of Class 10 as set forth in the Plan (prior to any amendments), and the Bankruptcy Court sustains such objection;

      then New Investments LLC and AMCE agree that:

            (i) On the Effective Date, AMCE will cause Chestnut Hill RE, Inc. ("CHRE"), a wholly-owned subsidiary of GCCI Inc., and CHCP to transfer, assign and convey to New Investments LLC 100% of the membership interests in GCCI LLC (including "carried interests"), free and clear of all Claims discharged under the Plan, any liens created by AMCE or the Reorganized Debtors, and all liens, claims, encumbrances or security interests held by AMCE and/or any of the Reorganized Debtors, in exchange for the issuance of the Preferred LLC Interests by New Investments LLC to Reorganized GCCI Inc. or another AMCE designee (as specified by AMCE, the "AMCE DESIGNEE"). Upon issuance, the Preferred LLC Interests will represent 25.595238% of the equity of New Investments LLC and will be entitled to receive a distribution priority in an amount equal to $6,500,000 (the "PREFERRED LLC PRIORITY AMOUNT"). In the event that there are any other liens, claims, encumbrances or security interests encumbering the membership interests in or assets of GCCI LLC, AMCE will cooperate with New Investments LLC, at the expense of New Investments LLC, in terminating the same.

            (ii) New Investments LLC shall reserve on its books the Class 10 Percentage of LLC Interests (the "CLASS 10 LLC INTERESTS"), which are to be issued and distributed to Holders of Allowed Interests pursuant to Section 5.10.2 of the Plan, subject to and contingent upon satisfaction of the Distribution Conditions. New Investments LLC shall independently retain, at its own expense, the Distribution Agent responsible for distribution of the $100,000.00 in cash and Class 10 LLC Interests to Holders of Allowed Interests (the "CLASS 10 DISTRIBUTION AGENT") pursuant to Section 5.10.2(i) of the Plan on the Effective Date or as soon thereafter as practicable upon satisfaction or waiver by New Investments LLC of the Distribution Conditions. AMCE and the Reorganized Debtors shall designate the Class 10 Distribution Agent so retained by New

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                  Investments LLC to act as the Distribution Agent for the
                  Holders of Allowed Interests. Neither AMCE nor the Reorganized Debtors shall have any obligation, responsibility or liability with respect to the distribution to Holders of Allowed Interests.

            (iii) AMCE shall consent to, support and request that the Proponents file a proposed amendment to the Plan which shall provide that
                  (a) no Cash payment of less than Ten Dollars ($10.00) shall be made by the Class 10 Distribution Agent to any Holder of Allowed Interests, (b) the Class 10 Distribution Agent shall not issue fractional units of LLC Interests, (c) that the Class 10 LLC Interests shall be reserved on the books of New Investments LLC and shall be issued and distributed to Holders of Allowed Interests subject to and contingent upon satisfaction of the Distribution Conditions, and (d) to conform the Plan to Section 5.3(b) hereof; provided, however, that AMCE may waive the provisions of this clause (iii) if the Bankruptcy Court determines that the requested amendment constitutes a materially adverse modification of the Plan or for any other reason refuses to confirm the Plan with said modification and without the further solicitation of votes to accept or reject the Plan.

            (iv) New Investments LLC shall have an option to purchase all, but not less than all, of the Preferred LLC Interests for $6,500,000 in Cash within 30 days (the "OPTION PERIOD") after the Effective Date. In the event such option is not exercised, AMCE or its designee shall have the right to put the Preferred LLC Interests to New Investments LLC at any time during the seven (7) day period after the expiration of the Option Period for $6,500,000 (The exercise of either such option or such put is referred to as the "PREFERRED LLC INTEREST REPURCHASE"). The Preferred LLC Interest Repurchase will be consummated by the holder of the Preferred LLC Interest executing and delivering an assignment of the Preferred LLC Interest to New Investments LLC against payment of $6,500,000 cash paid by wire transfer in immediately available funds;

            (v) If New Investments LLC gives notice to AMCE that the Distribution Conditions have not been satisfied or waived, the Class 10 LLC Interests shall not be issued, and New Investments LLC shall have no liability to AMCE, the Reorganized Debtors or any AMCE Designee with respect to the Class 10 LLC Interests. If the Bankruptcy Court does not permit the technical amendments to the Plan contemplated by Section 3(iii) above, New Investments LLC will have the continuing option and right to purchase all or any portion of the Class 10 LLC Interests held by AMCE or any AMCE Designee for an aggregate purchase price of $100.00.


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            (vi)  So long as the Preferred LLC Interests remain outstanding, New
                  Investments LLC agrees that neither New Investments LLC nor GCCI LLC shall incur debt or grant liens upon their respective assets without the consent of the holders of the Preferred LLC Interests.

      The transactions contemplated by this Section 3 are hereafter referred to as the "PLAN GCCI IMPLEMENTATION".

4. NON-PLAN GCCI ACQUISITION. In the event that any Modification of Treatment of Holders of Allowed Interests has occurred, then, upon such occurrence (unless the Bankruptcy Court determines that it will deny confirmation of the Plan if any of the following occurs, or prohibits any of the following to occur):

      (a) On or promptly after the Effective Date (but in no event later than three (3) days after the Effective Date), AMCE will cause CHRE and CHCP to sell to New Investments LLC, and New Investments LLC will purchase from GCCI Inc. and CHCP, 100% of the membership interests in GCCI LLC (including "carried interests"), free and clear of all Claims, any liens created by AMCE or the Reorganized Debtors, and all liens, claims, encumbrances or security interests held by AMCE and/or any of the Reorganized Debtors, for $6,500,000 cash, payable by wire transfer in immediately available funds, against an assignment executed and delivered to New Investments LLC with respect to such interests. In the event that there are any other liens, claims, encumbrances or security interests encumbering the membership interests in or assets of GCCI LLC, AMCE will cooperate with New Investments LLC, at the expense of New Investments LLC, in terminating the same;

      (b) The Holders of Allowed Interests shall receive no consideration under the Plan;

      (c)   (i) New Investments LLC will not issue any Class 10 LLC Interests,
            (ii) New Investments LLC will not issue to AMCE, Reorganized GCCI Inc. or any other AMCE designee (any of the foregoing, an "AMCE DESIGNEE") any Preferred LLC Interests; (iii) no AMCE Designee shall have any right to any interest in New Investments LLC, and (iv) no person will have any right to the Preferred LLC Interest Repurchase;

      (d) The obligations of Smith and Berylson under Section 2 of this Agreement to invest anything in excess of Minimum Effective Date Funding in the aggregate in New Investments LLC shall terminate;

      (e) Notwithstanding any of the foregoing, in no event shall any of Smith, Berylson or New Investments LLC be obligated to take any of the actions

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            contemplated by the foregoing clauses (a) through (d) if the Plan has been modified so that is inconsistent with the Term Sheet and in a manner that materially reduces the assets to be acquired by New Investments LLC hereunder.

      The transactions contemplated by this Section 4 are hereafter referred to as the "NON-PLAN GCCI ACQUISITION". The parties acknowledge that, upon the consummation of the Non-Plan GCCI Acquisition: (i) the composition of New Investments LLC's Board of Managers will be as agreed among Smith, Berylson and New Investments LLC in their absolute discretion, (ii) Smith, Berylson and New Investments LLC will be free to amend any and all provisions of the LLC Agreement of New Investments LLC, and (iii) each of New Investments LLC and the Investment Manager will be free to enter into such investment advisory agreements, management agreements and fee arrangements as they desire, in any such event free of any restrictions described in the Disclosure Statement or otherwise deemed to be imposed on New Investments LLC or the Investment Manager under the Plan, and will not otherwise be bound by any of the terms and conditions set forth in the Term Sheet, except as set forth in this Section 4.

5.    CONDITIONS PRECEDENT.

5.1. CHCP TRANSFER. It shall be a condition precedent to the obligations of New Investments LLC and AMCE to consummate either the Plan GCCI Implementation or the Non-Plan GCCI Acquisition that Berylson and Kouvaris shall have transferred to GCCI Inc. all of the membership interests of CHCP free and clear of all liens and encumbrances (the "CHCP TRANSFER"). In furtherance thereof:

      (a) Berylson and Kouvaris hereby covenant and agree to effect the CHCP Transfer at the direction of Reorganized GCX and on the condition that Reorganized GCX shall have agreed (and the Confirmation Order shall provide) that the CHCP Transfer shall constitute full satisfaction of loans owed to GCX in the principal amount of $419,309 by John Berylson and in the principal amount of $55,292 by Demos Kouvaris, together with all interest (or other fees and expenses, if any) accrued on or with respect to such loans (the "BERYLSON-KOUVARIS LOANS").

      (b) AMCE hereby covenants and agrees that upon the Effective Date it will cause Reorganized GCX (a) to direct Berylson and Kouvaris to effect the CHCP Transfer to GCCI Inc. (a wholly-owned subsidiary of Reorganized GCX) and (b) to agree that the CHCP Transfer shall constitute full satisfaction of the Berylson-Kouvaris Loans, which satisfaction shall be subject to receipt of the $6,500,000 payments described in either Section 3(i) or Section 4(a).

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      New Investments LLC hereby agrees to indemnify and hold GCCI Inc. harmless from and against any loss or expense incurred by GCCI Inc. with respect to the liabilities of CHCP other than liabilities, if any, to any of the Debtors.

5.2.  ALLOWANCE OF BERYLSON AND KOUVARIS CLAIMS.

      (a) It shall be a condition precedent to the obligations of Smith, Berylson and New Investments LLC to consummate either the Plan GCCI Implementation or the Non-Plan GCCI Acquisition, that (i) the Confirmation Order will provide that the claim of John Berylson in the sum of $2,327,225.71 (the "BERYLSON CLAIM") will be treated as a Class 6 Unsecured Claim pursuant to Section 10.2 of the Plan and shall be Allowed in full, and (ii) that the Reorganized Debtors shall have released any and all Claims arising out of Notes executed in their favor by John Berylson in the principal amount of $419,309 and by Demos Kouvaris in the principal amount of $55,292, together with all interest (or other fees and expenses, if any) accrued on (or with respect to) such loans, subject, in both cases, to the condition subsequent that AMCE or the AMCE Designee shall have received the $6,500,000 required by either Section 3(i) or 4(a) above.

      (b) Except for the Berylson Claim, the Claim of Demos Kouvaris in the sum of $117,109, any vested employee pension benefits under GCX's defined benefit pension plan or 401(k) plan that either Berylson or Kouvaris may have, any SERP claims that Berylson or Kouvaris may have, and any salary and employee benefits (the claims being so preserved not to include, in any event, any severance, post-petition SERP or supplemental executive medical benefits that would qualify as an Administrative Claim), the obligations of AMCE and the Reorganized Debtors to proceed with the transactions contemplated herein shall be conditioned upon the waiver and release by each of Berylson and Kouvaris and by CHCP of any other Claims of any kind any of them may hold, including without limitation any employment, deferred compensation, severance or pool payment Claims, PROVIDED, HOWEVER, that the foregoing is not intended to prohibit reimbursement of any claims made prior to the Effective Date by Berylson or Kouvaris under GCX's group health insurance or supplemental executive medical plan or any rights either of them may have under COBRA.

      (c) Berylson and AMCE agree that Berylson will assign his Class 6 Claim for any SERP benefits under GCX's benefit plans, and any right to receive the New AMCE Stock to be received on account of such Claim, in exchange for the right to receive all fine art owned by GCCI Inc. and GCCI LLC which is listed on SCHEDULE 1 hereto. AMCE shall cause GCCI Inc. to take all action necessary to transfer title to such fine art to Berylson at or immediately after the Effective Date.

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5.3.  ASSETS TO BE PURCHASED BY NEW INVESTMENTS LLC.  It shall be a condition precedent to the obligations of New Investments LLC to consummate either of the Contemplated Transactions that, upon the consummation of such transaction:

      (a) GCCI LLC shall own, directly or through its subsidiaries, (i) all of the portfolio investments listed in Section 1.6.b of the Disclosure Statement and appended as EXHIBIT B hereto, (ii) either the shares currently owned by GCCI Inc. in Chestnut Hill Clothes, Inc. or Chestnut Hills Clothes, Inc.'s investment in YoungWorld Stores Group, Inc., as New Investments LLC may elect,
            (iii) either the shares currently owned by GCCI Inc. in Chestnut Hill Vision, Inc. or Chestnut Hill Vision, Inc.'s investment in GrandVision, S.A., as New Investments LLC may elect, (iv) the shares of such of the subsidiaries listed on EXHIBIT C hereto, or any of the assets that may be owned by any of such subsidiaries, again as New Investments LLC may elect, AND (v) all furniture, fixtures and equipment owned by GCCI Inc. and/or GCCI LLC that are used exclusively for conducting GCX's investment business (but excluding the leasehold improvements and any fine art); or

      (b) if there has been a sale or liquidation of any of the investments described in clauses (a)(i) through (iv) above not initiated by GCCI Inc. or GCCI LLC (or, if initiated by them, that was made with AMCE's prior written consent), GCCI LLC shall own (i) all of the portfolio investments described in clause (a) above, MINUS
            (ii) the portfolio investments that have been sold or liquidated, PLUS (iii) the proceeds (together with interest accrued thereon) received after the filing of the Plan from any disposition of any of such investments with respect to or from any such disposition of such investments, net of taxes on gains from such disposition and transaction expenses, and net of new capital, if any, invested in the investment assets after the filing of the Plan, PLUS (iv) all furniture, fixtures and equipment owned by GCCI Inc. and/or GCCI LLC that are used exclusively for conducting GCX's investment business (but excluding the leasehold improvements and any fine art); and

      (c) in the event of either Section 5.3(a) or (b), upon the consummation of the Plan GCCI Implementation or the Non-Plan GCCI Acquisition, as applicable, all investments and other assets contemplated by Section 5.3(a) or (b) shall be transferred to New Investments LLC (and, in the case of fine art, to Berylson) free and clear of any claims, liens, security interests, encumbrances, rights of first refusal and transfer restrictions of any person or entity, and such transfer will not be in violation of any law or agreement, and that the Confirmation Order will include such language as may be reasonably required by New Investments LLC to effectuate the foregoing.

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      In order to vest the ownership of or accomplish the transfers of assets or securities contemplated by the foregoing clauses 5.3(a)(ii) through (iv), AMCE shall cause Reorganized GCCI Inc. and its direct and indirect subsidiaries to consummate such mergers, dissolutions, contributions, distributions, asset transfers or other similar transactions as New Investments LLC may elect, provided that New Investments LLC shall bear all the costs and expenses of such transactions and New Investments LLC shall indemnify AMCE and the Reorganized Debtors from and against any and all liabilities that they may incur as a result of any such transaction.

6.    OTHER COVENANTS.

      (a) NO AMENDMENT TO PLAN. AMCE covenants and agrees that, unless it has obtained the prior written consent of New Investments LLC, AMCE will not consent to any amendment to the Plan if such amendment would cause the Plan to be inconsistent with the terms set forth in the Term Sheet, PROVIDED, however, that the foregoing (and any other provisions of this Agreement) shall not restrict AMCE from (i) exercising its option to modify the Plan described in Section 3(a) above only to the extent necessary to cause the Plan not to violate the provisions of Section 1129(b)(2) of the Bankruptcy Code, or (ii) modifying the Plan in any manner required by the Bankruptcy Court as a condition to confirmation.

      (b) BERYLSON CLAIM. AMCE covenants and agrees that it shall exercise its right under Section 10.2 of the Plan to make the written election before the Objection Deadline that the Class 6 Claim of John Berylson in an amount of $2,327,225.71 shall be Allowed in full as a Class 6 Claim, conditioned upon the receipt by AMCE or the AMCE Designee of the $6,500,000 described in either Section 3(i) or
            Section 4(a) above.

      (c) BERYLSON AND KOUVARIS WAIVER AND RELEASE. Berylson and Kouvaris each agree, in connection with either the Plan GCCI Implementation or the Non-Plan GCCI Acquisition, to make the waiver and grant the release, and to cause CHCP to make the waiver and grant the release, contemplated by Section 5.2(b) of this Agreement.

      (d) EXERCISE OF CALL RIGHT. New Investments LLC agrees that, on the Effective Date, it will exercise its Preferred LLC Interest Repurchase option.

7.    TERMINATION OF OBLIGATIONS; RIGHT TO EXTEND.

      (a) Subject to Section 7(c), the obligations of the parties to consummate the Plan GCCI Implementation shall terminate on the first to occur of the following: (i) withdrawal or revocation of the Plan, or (ii) June 15, 2002 if the Effective Date and the Plan GCCI Implementation have not yet

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            occurred; PROVIDED, however, that if the Plan GCCI Implementation has not occurred by June 15, 2002 because of the breach by any party of its obligations under this Agreement, then (i) if the breaching party is a Smith Party, the obligations of the Smith Parties shall only terminate upon the written consent of AMCE in its sole discretion, and (ii) if the breaching party is AMCE, the obligations of AMCE shall only terminate upon the written consent of New Investments LLC in its sole discretion.

      (b) Subject to Section 7(c), the obligations of the parties to consummate the Non-Plan GCCI Acquisition, and any remaining obligations of Smith and Berylson under Section 2 of this Agreement, shall terminate on the first to occur of the following: (i) withdrawal or revocation of the Plan, or (ii) June 15, 2002 if the Effective Date has not yet occurred; PROVIDED, however, that if the Non-Plan GCCI Acquisition has not occurred by June 15, 2002 because of the breach by any party of its obligations under this Agreement, then (i) if the breaching party is a Smith Party, the obligations of the Smith Parties shall only terminate upon the written consent of AMCE in its sole discretion, and (ii) if the breaching party is AMCE, the obligations of AMCE shall only terminate upon the written consent of New Investments LLC in its sole discretion.

      (c) New Investments LLC or AMCE may extend the dates set forth in Sections 7(a)(ii) and 7(b)(ii) for up to ninety (90) additional days upon written notice of such extension to the other party; PROVIDED, however, that if the Contemplated Transactions have not occurred by June 15, 2002 because of the breach by any party of its obligations under this Agreement, the breaching party may not cause the foregoing extension.

      Notwithstanding any other provision of this Agreement, this Agreement shall terminate and be VOID AB INITIO if the Plan Related Conditions do not occur by June 15, 2002 (or as such date may be extended pursuant to Section 7(c)).

8. FURTHER ASSURANCES. The relevant parties agree to deliver such bills of sale, assignments, releases and such other documents and instruments, all in such respective forms as are consistent with this Agreement and otherwise reasonably satisfactory to AMCE and the Smith Parties. AMCE shall reasonably cooperate with New Investments LLC, at New Investments LLC's direction and expense, to do what is necessary so that: (a) the applicable entities will have adequate corporate or other entity power and authority to enter into and perform the contemplated transactions, (b) the execution and delivery of the contemplated instruments and documents, and the performance by such entity of the contemplated transactions, will have been duly authorized by all necessary corporate or limited liability company action, (c) such instruments and documents shall have been duly executed and will constitute the valid, binding and enforceable obligations of the applicable entities, (d) the execution and delivery of the applicable instruments and documents, and the performance by the applicable

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      entities of the contemplated transactions, will not violate any such entity's charter, by-laws, limited liability company agreement or any provision of existing law applicable and material to such entity and will not result in any breach of the terms or conditions of, constitute a default under or result in the creation or imposition of any lien, charge or encumbrance upon any of the material properties or other assets of such entity under any agreement with any other person or pursuant to any judgment, order, injunction or decree of any court or arbitrator to which such entity is a party, and (e) good title to the applicable assets shall be transferred free and clear of all claims, liens, security interests, encumbrances, rights of first refusal and transfer restrictions (provided, however, that the removal or discharge of any liens, claims, encumbrances or security interests created or held by AMCE or the Reorganized Debtors shall be at AMCE's expense), and PROVIDED FURTHER, however, that it shall be a condition precedent to the consummation by New Investments LLC of any of the Contemplated Transactions that it shall be reasonably satisfied that all of the foregoing shall be true.

9. "AS IS" TRANSACTION. The Smith Parties acknowledge that Berylson is and was actively involved with GCX's investment business and the portfolio assets included therein. Accordingly, except for Reorganized GCCI Inc.'s obligations (a) to convey the interests in GCC LLC free and clear of all Claims discharged under the Plan, any liens created by AMCE or the Reorganized Debtors, and all liens, claims, encumbrances or security interests held by AMCE and/or any of the Reorganized Debtors as specifically provided in Section 3(i) or 4(a), and (b) as set forth in Section 8 above, (i) neither AMCE nor any Reorganized Debtor makes or shall be required to make any representation or warranty to any of the Smith Parties with respect to any of such matters, and (ii) the consummation of the Contemplated Transactions shall be without recourse against AMCE and the Reorganized Debtors with respect to such matters.

10. SATISFACTION OF SECTION 5.10.6 OF THE PLAN. The parties acknowledge that this Agreement is the agreement referenced in clause (a) of Section 5.10.6 of the Plan and will satisfy the requirements of such clause upon execution by the parties.

11.   MISCELLANEOUS.

      (a) SPECIFIC PERFORMANCE. The parties agree and acknowledge that the rights and obligations contained in this Agreement are of a unique and special nature and that in the event of breach of this Agreement, the aggrieved party will be without an adequate legal remedy. Each party agrees, therefore, that in addition to all other rights and remedies, at law or in equity or otherwise, that may be available to the other parties, this Agreement shall be enforceable by injunction, specific performance or other equitable relief without any requirement that the aggrieved party have to post a bond or prove any damages.

      (b) FURTHER ASSURANCES. Each of the parties hereto shall use such party's best reasonable efforts to take such actions as may be necessary or reasonably requested by any other party hereto to carry out and consummate the transactions contemplated by this Agreement.

      (c) BINDING EFFECT; NO THIRD PARTY BENEFICIARIES. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors; nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, or their successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

      (d) NON-ASSIGNABILITY. This Agreement and any rights pursuant hereto shall not be assignable by any party without the prior written consent of AMCE, if by a Smith Party, or New Investments LLC, if by AMCE. Notwithstanding the foregoing, each of AMCE and New Investments LLC may assign its rights hereunder to another entity that is directly or indirectly controlled by, in control of, or under common control with AMCE or New Investments LLC, as applicable.

      (e) WAIVER; AMENDMENT. None of the terms, conditions or agreements contained herein may be waived or amended except in a writing signed by the party against which such waiver or amendment is sought to be enforced.

      (f) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal, substantive laws of the State of Delaware without regard to principles of conflict of laws.

      (g) NOTICE. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been given (i) when delivered by hand, (ii) when sent by electronic facsimile transmission with confirmation of receipt if sent prior to 5:00 p.m. of the recipient's prevailing time, and otherwise deemed to have been given on the next business day, (iii) five (5) calendar days after being sent certified mail, return receipt requested, and properly deposited in the mails, postage prepaid, or (iv) one
            (1) business day after being delivered to an overnight courier, addressed to such party at its address indicated below:

            If to New Investments LLC, Smith, Berylson or Kouvaris, to:

                              Chestnut Hill Investments LLC
                              1300 Boylston Street
                              Chestnut Hill, MA 02467
                              Attention:  John Berylson and Demos Kouvaris
                              Fax:  (617) 901-9274
                              with a copy to:

                              Goulston & Storrs
                              400 Atlantic Avenue
                              Boston, Massachusetts 02110
                              Attention:  Lester J. Fagen, Esq.
                                          and James F. Wallack, Esq.
                              Fax:  (617) 574-4112

            If to AMCE or any AMCE Designee, to:

                              AMC Entertainment Inc.
                              106 W. 14th Street
                              Kansas City, Missouri 64105
                              Attention:  Craig R. Ramsey
                              Fax:  (816) 480-4617

                              with a copy to:

                              Lathrop & Gage L.C.
                              2345 Grand Blvd., Suite 2800
                              Kansas City, Missouri 64108
                              Attention:  Wallace E. Brockhoff, Esq.
                              Fax:  (816) 292-2001


      or to such other address as any party shall have specified by notice in writing to the other.

      (h) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

      (i) JURISDICTION. Any action arising under, or to interpret and enforce this Agreement, shall be brought in the United States Bankruptcy Court for the District of Delaware or, if such Court declines to hear such action, the United States District Court of Delaware, and the parties expressly consent to the jurisdiction and venue of such courts in any such action.

                       [signatures follow on next page]

      IN WITNESS WHEREOF, the parties hereto have duly executed this Joint Commitment Agreement, under seal, as of the day and year first above written.


                                    /s/ RICHARD A. SMITH
                                    ------------------------------------------
[UNDER SEAL]                        Richard A. Smith


                                    /s/ JOHN BERYLSON
                                    ------------------------------------------
[UNDER SEAL]                        John Berylson


                                    /s/ DEMOS KOUSVARIS
                                    ------------------------------------------
[UNDER SEAL]                        Demos Kouvaris
                                    (solely with respect to Sections 5.1(a),
                                    5.2(b) and 6(c))


[UNDER SEAL]                        CHESTNUT HILL INVESTMENTS LLC


                                    By:  /s/ RICHARD A. SMITH
                                        --------------------------------------

[UNDER SEAL]                        AMC ENTERTAINMENT INC.


                                    By:  /S/ CRAIG R. RAMSEY
                                        --------------------------------------
                                    Name:   Craig R. Ramsey
                                    Title:  Senior Vice President --
                                            Finance, Chief Financial Officer
                                            and Chief Accounting Officer

                                     EXHIBIT A

                                    Term Sheet



                                                         28 JANUARY 2002 DRAFT
               REFLECTS PLAN AND DISCLOSURE STATEMENT AS FILED 28 JANUARY 2002


      Subject to satisfaction of the Class 10 Participation Conditions (as defined below), a limited liability company ("New Investments LLC") will acquire 100% of the membership interests in GCCI LLC and, subject to certain conditions, the equity interests in New Investments LLC will be distributed to (i) Holders of Allowed Interests, (ii) AMCE or its designee and (iii) investors who participate in a $16,250,000 equity financing to be conducted by New Investments LLC, as described in more detail below. Immediately prior to such acquisition by New Investments LLC, any investment portfolio assets, any net proceeds received after the filing of the Plan with respect to or from the dispostion of such assets not initiated by GCCI LLC and any furniture, fixtures and equipment that are owned by GCCI Inc. will be transferred to GCCI LLC, subject to any restrictions on transfers binding on GCCI Inc. with respect to such investments.

      If and only if the Class 10 Participation Conditions are satisfied, and not otherwise, Holders of Allowed Interests shall receive the following consideration on the Effective Date, or as soon thereafter as practicable:

      Each such Holder shall receive its Pro Rata Share of (i) $100,000.00 Cash PLUS (ii) 10.416667% of the limited liability interests (the "LLC Interests") of New Investments LLC (the "Class 10 Percentage"), which percentage shall be increased to 14% if the Preferred LLC Interest Repurchase, as described below, occurs. "Pro Rata Share" means the percentage calculated by dividing such Holder's Allowed Common Stock Interest by the aggregate amount of all Allowed Interests.

      The distribution to each such Holder of its LLC Interests shall be subject to and contingent upon the following conditions (the "Distribution Conditions"): (i) the filing of the notification of election on Form N-54A by New Investments LLC to be subject to the provisions of Sections 54 through 65 (applicable to business development companies) of the Investment Company Act of 1940 (the "BDC Election"), (ii) effectiveness of the registration of New Investments LLC on Form 10 under Section 12(g) of the Securities Exchange Act of 1934 (the "34 Act Registration"), and (iii) the effectiveness of registration of New Investment LLC's investment manager (the "Investment Manager") as an investment adviser under the Investment Advisers Act of 1940 (the "Adviser Act Registration"), without, in the case of any of the BDC Election, the 34 Act Registration or the Adviser Act Registration, the SEC requiring any changes to the terms and provisions applicable to New Investments LLC and the Investment Manager as described herein or in the Form 10 or indicating that any such term or provision might violate a provision of law or regulation or subject New Investments LLC, the Investment Manager or their respective member, managers, employees or agents to any liability. If the Distribution Conditions do not occur, New Investments LLC shall have the option at the sole discretion of the Investment Manager to direct that no LLC Interests shall be distributed to the Holders of Allowed Interests. If New Investments LLC exercises such option, (i) the LLC Interests which would otherwise be distributed to the Holders shall be held by AMCE, or at AMCE's election, Reorganized GCX or another of AMCE's designees, (ii) New Investments LLC shall withdraw or not make, as the case may be, its BDC Election and 34 Act Registration and the Investment Manager shall withdraw or not make the Adviser Act Registration, (iii) New Investments LLC will operate as an investment company exempt from registration under the Investment Company Act of 1940 (the "40 Act"), and
(iv) the Holders of Allowed Interests will not receive the Cash distribution described above. In such event, none of New Investments LLC, the Investment Manager, the Reorganized Debtors or AMCE, nor their respective members, managers, employees or agents shall have any liability to the Holders of Allowed Interests if such Holders do not receive any distribution of LLC Interests.

      It is anticipated that New Investments LLC will file the Form 10 prior to the Effective Date, and unless the SEC agrees to accelerated consideration of the Form 10, the SEC's decision to declare the Form 10 effective under the Securities Exchange Act of 1934 (the "34 Act") shall require at least 60 days from filing. Because the BDC Election will become effective upon filing, it is anticipated that New Investments LLC will make the BDC Election only upon the effectiveness of the 34 Act Registration. Accordingly, any distribution of LLC Interests to Holders of Allowed Interests may be delayed until several months after confirmation until the Distribution Conditions have been fulfilled or waived.

      The remaining equity interests in New Investments LLC will be a special class of equity interests (the "Preferred LLC Interests") which will be owned by AMCE, or at AMCE's election, Reorganized GCX or another of AMCE's designees. The Preferred LLC Interests will represent 25.595238% of the equity of New Investments LLC and will be entitled to receive a distribution priority in an amount equal to $6.5 million (the "Preferred LLC Priority Amount"). The Preferred LLC Interests will further be subject to an option in favor of New Investments LLC to purchase all, but not less than all, of such Preferred LLC Interests for $6.5 million in Cash within 30 days (the "Option Period") after the Effective Date. In the event such option is not exercised, AMCE or its designee shall have the right to put such Preferred LLC Interests to New Investments LLC at any time during the seven (7) day period after the expiration of the Option Period for such $6.5 million amount. (The exercise of either of such option or such put is referred to as the "Preferred LLC Interest Repurchase.") New Investments LLC shall not incur debt or grant liens upon its assets without the consent of the holders of the Preferred LLC Interests while they remain outstanding. It is anticipated that the Preferred LLC Interest Repurchase will occur prior to the BDC Election.

      Notwithstanding anything to the contrary contained herein, in the event that any impaired Class of Claims does not accept the Plan, and the Bankruptcy Court determines that the proposed treatment of Class 10 as set forth herein violates the provisions of section 1129(b)(2) of the Bankruptcy Code with respect to the treatment of such nonaccepting Class, the treatment of Class 10 shall be modified in any manner elected by AMCE to the extent necessary to cause the Plan not to violate the provisions of section 1129(b)(2) of the Bankruptcy Code. In addition, if any party in interest objects to the treatment of Class 10 as set forth herein and the Bankruptcy Court sustains such objection, then the Holders of Allowed Interests shall receive no consideration under the Plan. As a matter of disclosure but not as an obligation under or pursuant to the Plan, in such event Reorganized GCCI Inc. would retain all of its interest in GCCI LLC on the Effective Date but AMCE would intend to cause the sale of such interest to New Investments LLC after the Effective Date for $6.5 million.

      All Existing GCX Common Stock shall be deemed cancelled on the Effective Date.

      If (a) prior to February 4, 2002, members of the family of Richard A. Smith or their affiliates (the "Smith Family") and New Investments LLC have not executed an agreement obligating the Smith Family to provide the Equity Financing and New Investments LLC to consummate the transactions described herein with respect to the Class 10 treatment, subject only to the conditions described herein, or (b) prior to the Confirmation Date, the $16,250,000 to be raised in the Equity Financing has not been invested in or committed to New Investments LLC (the "Class 10 Participation Conditions"), the Holders of Allowed Interests shall receive no consideration under the Plan.

      The following sets forth additional information and terms regarding New Investments LLC, and its acquisition of the equity interests in GCCI LLC. Any changes to the following information and terms will be reflected in the Plan Documentary Supplement to be filed prior to the Confirmation Date which will include, among other documents, the LLC Operating Agreement for New Investments LLC and the Investment Management Agreement with New Investment LLC's Investment Manager. To the extent of any inconsistency between the Plan and the Plan Documentary Supplement, the terms of the Plan Documentary Supplement shall govern.

1. NEW INVESTMENTS LLC.

(a) New Investments LLC will be formed by members of the family of Richard A. Smith or their affiliates (the "Smith Family"), and will conduct an equity financing of its LLC Interests, as described below. The Smith Family includes, in addition to Richard A. Smith, certain family members and related trusts, charitable foundations and other entities that collectively own approximately 28% of the outstanding shares of GCX's Common Stock. Richard A. Smith formerly served as Chairman and Chief Executive Officer of GCX, and his son, Robert A. Smith, formerly served as President and Chief Operating Officer of GCX. John Berylson is the son-in-law of Richard A. Smith.

(b) If the Distribution Conditions have been fulfilled, New Investments LLC will be subject to all the regulatory requirements and operational restrictions applicable to a business development company under the 40 Act. A business development company is a type of closed-end investment company and, as such, will not issue or have outstanding redeemable securities. Business development companies operate for the purpose of providing venture capital financing and making available significant managerial assistance to certain private or financially troubled businesses. In recognition of the particular needs of venture capital investment companies, the regulation of business development companies under the 40 Act is generally more flexible and less burdensome than that applicable to traditional investment companies regulated by the 40 Act. As a business development company, New Investments LLC will also be required to file annual, quarterly and similar reports pursuant to Section 13 of the 34 Act.

(c) In order to avoid taxation of New Investments LLC as a corporation, no interests in New Investments LLC will be publicly tradable.

(d) New Investments LLC's business purpose will be to manage and liquidate the investments of its portfolio companies and to make additional investments in such portfolio companies. New Investments LLC will not make any investments in any companies other than such portfolio companies or their respective affiliates or successors.

2. CHESTNUT HILL CAPITAL PARTNERS LLC ("CHCP"). CHCP owns 1% of the LLC interests of GCCI LLC. Prior to the Effective Date, John Berylson and Demos Kouvaris, who own 100% of the LLC interests of CHCP, will transfer at GCX's direction all such CHCP LLC interests to GCCI Inc., free and clear of all liens and encumbrances (the "CHCP Transfer"), after which GCCI Inc. will directly and indirectly own 100 % of the LLC interests in GCCI LLC. The CHCP Transfer shall be in full satisfaction of loans owed to GCX in the principal amount of $419,309 by John Berlyson and in the principal amount of $55,292 by Demos Kouvaris, together with all interest (or other fees and expenses, if any) accrued on (or with respect to) such loans. New Investments LLC shall indemnify and hold GCCI Inc. harmless against any loss or expense incurred by GCCI Inc. with respect to CHCP liabilities (other than liabilities to the Debtors), if any.

3. ACQUISITION OF GCCI LLC. Subject to the Class 10 Participation Conditions, New Investments LLC will acquire from GCCI Inc. and CHCP 100% of the interests (including carried interests) in GCCI LLC, free and clear of all liens, encumbrances and security interests of any kind (including any security interests held by GCX), in consideration for the issuance to GCCI Inc. of the Preferred LLC Interest and the Class 10 Percentage of the LLC Interests (the "Class 10 LLC Interests"). If the Distribution Conditions occur, the Class 10 LLC Interests will be distributed to the Holders of Allowed Interests. On the Effective Date, the assets of GCCI LLC will include
(i) the portfolio investments of GCCI LLC and GCCI Inc. as listed in Section I.6.b of the Disclosure Statement, (ii) the proceeds, if any, of any disposition of any of such investments received after filing of the Plan with respect to or from a disposition of such assets not initiated by GCCI LLC, net of taxes on gains from such disposition and transaction expenses, if any, and net of new capital invested in the investment assets after filing of the Plan, if any, and (iii) any furniture, fixture and equipment assets of GCCI Inc. that are used exclusively for conducting GCX's investment business.

4. OFFERING FOR $16,250,000 TO FUND THE PORTFOLIO AND ITS OPERATIONS.

(a) As a condition to the acquisition by New Investments LLC of the equity interests in GCCI LLC, New Investments LLC shall have raised in an equity financing (the "Equity Financing") $16,250,000 in invested or committed capital. Investors in the Equity Financing will receive LLC Interests in New Investments LLC, which LLC Interests will represent, after the issuance of the Preferred LLC Interests and the Class 10 LLC Interests, 63.988095% of the equity of New Investments LLC. In the event the Preferred LLC Interest Repurchase occurs, the LLC Interests acquired by the investors in the Equity Financing will represent 86% of the equity of New Investments LLC.

(b) The Debtor understands that the Smith Family, and certain affiliated trusts of the Smith Family (collectively, the "Smith Investors"), together with John Berylson, and certain family members and affiliated trusts of John Berylson (collectively, the "Berylson Investors"), intend to commit the full $16,250,000 subject to the terms and conditions described herein. Of this amount, it is anticipated that the Berylson Investors will invest at least $5,000,000. Notwithstanding the foregoing, holders of Allowed Class 5 Claims who are "qualified institutional buyers," as that term is defined in Rule 144A promulgated pursuant to the Securities Act of 1933, shall be entitled to participate in the Equity Financing in an amount of up to $6,250,000. Such holders of Allowed Class 5 Claims shall be entitled to participate in such amount pro rata in proportion to the amount of their Allowed Class 5 Claims and shall have over-subscription rights to the extent other holders of Allowed Class 5 Claims do not subscribe for their respective pro rata shares. Any amounts which holders of Allowed Class 5 Claims elect to purchase shall reduce the amount otherwise available to the Smith Investors and the Berylson Investors. New Investments LLC shall also reserve the right to permit other investors to acquire LLC Interests in the Equity Financing to the extent that the Smith Investors and the Berylson Investors agree not to purchase any LLC Interests not acquired by the Holders of Allowed Class 5 Claims.

(c) The Berylson Investors and the Smith Investors will require as a condition to proceeding with the transactions described herein that (i) the Confirmation Order will provide that, based on AMCE's exercise of its right under Section 10.2 of the Plan to elect to have the Claim of John Berylson in the sum of $2,327,225.71 treated as a Class 6 Unsecured Claim Allowed in full, such Claims will be so treated, conditioned upon consummation of the Preferred LLC Interest Repurchase, and (ii) the CHCP Transfer and related loan satisfaction has occurred. Except for such Claim of John Berylson, the Claim of Demos Kouvaris in the sum of $117,109, any vested employee pension benefits under GCX's defined benefit pension plan or 401(k) plan that either may have and any salary and employee benefits (not to include in any event any severance, SERP or supplemental executive medical benefits) accrued and unpaid since their hire by GCX or GCCI Inc. post-petition and through the Effective Date, the obligations of the Debtors to proceed with the transactions contemplated herein shall be subject to the waiver and release by each of Messrs. Berylson and Kouvaris and by CHCP of any other Claims of any kind any of them may hold, including without limitation any employment, deferred compensation, severance or pool payment Claims.

5. INVESTMENT MANAGER AND MANAGEMENT FEE

(a) A management company (the "Investment Manager") will be formed which will serve as the investment manager to New Investments LLC. The Investment Manager will be owned and controlled by John Berylson and Demos Kouvaris, who are currently the principals of CHCP and manage the investment activities of GCCI Inc. and GCCI LLC.

(b) The Investment Manager will enter into an investment advisory and management agreement (the "Investment Management Agreement") with New Investments LLC and will receive an annual fee of 2% per year of the net asset value of New Investments LLC, subject to a minimum fee of $1,100,000 necessary to cover the expenses, including salaries, of the Investment Manager. This fee will be paid for a period of four years. Thereafter, the minimum annual fee will be $500,000 until all investments have been liquidated. If in any year the $1,100,000 or $500,000 minimum, as the case may be, exceeds 2% of the net asset value of New Investments LLC, such excess shall be credited towards the 2% in any year in which the 2% exceeds the minimum for such year, but only to the extent of such excess. Other expenses of New Investments LLC, such as legal, auditing and regulatory compliance fees, will be paid directly by New Investments LLC.

(c) If the Distribution Conditions occur and the Class 10 LLC Interests are distributed to the Holders of Allowed Interests, the Investment Management Agreement (i) will be for an initial term of two years and be subject to annual renewals thereafter with the approval of the Board of Managers and the "disinterested managers" of New Investments LLC or the outstanding voting securities holders of New Investments LLC in accordance with Section 15 of the 40 Act, and (ii) will be subject to termination upon 60 days notice, also as provided in Section 15 of the 40 Act. If the Class 10 LLC Interests are not distributed to the Holders of Allowed Interests and New Investments LLC does not make the BDC Election, the Investment Management Agreement will be for an initial term of two years and subject to annual renewals thereafter with the approval of the Board of Managers.

(d) If New Investments LLC will be qualified as a business development company, Investment Manager will be required to register as an investment adviser under the Investment Advisers Act of 1940.

6. DISTRIBUTIONS. All distributions made by New Investments LLC, including distributions upon liquidation of New Investments LLC, will be made in the following order of priority assuming the Preferred LLC Interest Repurchase has occurred:

      First, 100% to the holders of LLC Interests pro rata until they have received aggregate distributions equal to their Initial Capital Amounts. The "Initial Capital Amounts" for the investors in the Equity Financing will equal in the aggregate $16,250,000 and for the Holders of Allowed Interests, assuming the distribution to such holders occurs, will equal in the aggregate $2,645,348.80.

      Second, 100% to the holders of LLC Interests pro rata until they have received aggregate distributions equal to a 6% return, compounded annually, on their Initial Capital Amounts.

      Third, 100% to the Investment Manager until the Investment Manager has received aggregate distributions equal to 20% of the amounts distributed pursuant to the foregoing clause Second and this clause Third.

      Fourth, 80% to the holders of LLC Interests and 20% to the Investment Manager. (The distribution payable to the Investment Manager pursuant to the foregoing clause Third and this clause Fourth is referred to as the "Carried Interest").

The Investment Manager's right to receive the Carried Interest shall be fully vested upon the issuance of such interest in recognition of the fact that, with the assistance and advice of the Investment Manager, New Investments LLC will have concurrently with the closing of the transactions contemplated hereby acquired the entire portfolio of securities (subject to follow-on investments) that New Investments LLC will acquire.

7. BOARD COMPOSITION AND CONTROL OF NEW INVESTMENTS LLC.

(a) If holders of Allowed Class 5 Claims invest at least $3,000,000 in the Equity Financing, the Board of Managers of New Investments LLC will include the following three interested managers: a representative of the Berylson Investors, who shall initially be John Berylson; a representative of the Smith Investors, who shall initially be Richard Smith; and a representative of the holders of Allowed Class 5 Claims who represent a majority of the LLC Interests purchased by such holders. The Board of Managers will also include four disinterested managers to be designated prior to confirmation and who shall be nominated and elected by the holders of a majority of the LLC Interests in New Investments LLC. If holders of Allowed Class 5 Claims do not invest at least $3,000,000 in the Equity Financing, the Board of Managers of New Investments LLC will include the following two interested managers: a representative of the Berylson Investors, who shall initially be John Berylson; and a representative of the Smith Investors, who shall initially be Richard Smith. In such event, the Board of Managers will also include three "disinterested managers" to be designated prior to confirmation and who shall be nominated and elected by the holders of a majority of the LLC Interests in New Investments LLC. Each member of the Board shall serve for a five-year term, and any replacements upon resignation or removal of a member shall be made by the parties entitled to appoint such member in the first instance. In the event the Distribution Conditions do not occur, or are not waived, and accordingly the BDC Election is not made, the Board of Managers may not include any disinterested managers, and additional managers may be appointed with the consent of a majority of the holders of LLC Interests.

(b) Pursuant to the terms of the Investment Management Agreement, the Investment Manager will have the discretion to make disposition decisions with regard to portfolio investments held by New Investments LLC, and shall also make recommendations to the Board of Managers regarding additional investments in such portfolio companies. The approval by the Board of Managers shall be required for any additional investments. There will be no limitation on the types of investments that may be recommended by New Manager LLC, as long as such investments are in companies which are then portfolio companies of New Investments LLC. The approval of the Board of Managers of New Investments LLC will also be required prior to New Investments LLC's reinvesting the proceeds of any liquidated investments, raising any capital of any kind, distributing any investments in kind or retaining reserves or other amounts from the cash proceeds of a liquidity event which will otherwise be distributed pursuant to the distribution provisions discussed above.

8. VOTING RIGHTS OF HOLDERS OF LLC INTERESTS. Each holder of an LLC Interest is entitled to a vote proportionate to such holder's percentage share of the equity of New Investments LLC for the election of members of the Board of Managers. All voting rights for the election of such members are noncumulative, which means that the holders of more than 50% of the LLC Interests can elect 100% of the managers then nominated for election if they choose to do so and, in such event, the holders of the remaining LLC Interests will not be able to elect any managers.

9. BOARD COMPOSITION OFINVESTMENT MANAGER. The Board of Managers of the Investment Manager will be such individuals as may be designated by Messrs. Berylson and Kouvaris, who will own 100% of the Investment Manager.

                                     EXHIBIT B


                                                                                             MARKET
                          DATE OF                          10/31/01     ORIGINAL COST    VALUE/COST (a)      10/31/01
      COMPANY           INVESTMENT     REMAINING SHARES      PRICE         (1,000S)         (1,000S)        BOOK VALUE
      -------           ----------     ----------------    --------     -------------    --------------     ----------

                                                   PUBLIC INVESTMENTS

El Sitio                 06-Jul-99         145,676            $2.10          $5,100            $305           $1,093
Mother Nature. Com       13-May-99         678,589           $0.085          10,000              58               71
Grand Vision             08-Sep-94          16,240         $15.1734             343             246              141

                                                   PRIVATE INVESTMENTS
American Capital         24-Sep-97                                           30,000          30,000
Access
                         19-May-00                                            5,000           5,000
                                                                            -------         -------
                                                                             35,000          35,000           23,933
FleetCor                 09-Feb-98                                           11,042          11,042
Technologies
                         29-Nov-99                                            5,000           5,000

                         14-Apr-00                                            1,000           1,000
                                                                            -------         -------
                                                                             17,042          17,042           12,788
VeloCom                  07-Jan-00                                           10,350          10,350

                         30-Jun-00                                            5,175           5,175

                         13-Oct-00                                            5,175           5,175
                                                                            -------         -------
                                                                             20,700          20,700           20,700


Vanguard(b)              17-Dec-99                                            8,000           8,000            7,760

Total Portfolio

(in thousands)                                                              $96,185         $81,770           $66,786
                                                                            =======         =======           =======

(a) Public companies valued as of October 31, 2001. Private companies at original cost, not book value

(b) Vanguard book value reflects $0.24 million tax distribution received in 2001.

                                    EXHIBIT C


       Chestnut Hill Foods, Inc.

       Chestnut Hill Fuel, Inc.

       Chestnut Hill Media, Inc.

       Chestnut Hill Telecom, Inc.

       Chestnut Hill Wireless, Inc.

       GCC Radio, Inc.

                                   SCHEDULE 1

                                    Fine Art

                                [To be inserted]